UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

HANWHA Q CELLS CO., LTD.
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

83415U108

(CUSIP Number)

Hanwha Solar Holdings Co., Ltd.

Hanwha Chemical Corporation
Hanwha Corporation

Mr. Seung-Youn Kim

Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu

Seoul 04541, Korea

Phone Number: (82) 2 729 2517
Attention: Mr. Moon-Seong Choi

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this  13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Solar Holdings Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical Corporation (“Hanwha Chemical”) on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha Solar Holdings Co., Ltd. (“Hanwha”). Hanwha is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 ordinary shares of Hanwha SolarOne Co., Ltd. (the “Issuer”), par value US$0.0001 per share (“Ordinary Shares”) and (b) 128,101 ADSs (representing 6,405,050 Ordinary Shares). As reported in the Issuer’s most recent annual report on Form 20-F for the fiscal year ended December 31, 2017 as filed with the Securities and Exchange Commission on April 27, 2018 (the “Annual Report”), as of March 31, 2018, Hanwha also held 20,062,348 Ordinary Shares issued to Hanwha in connection with Hanwha’s purchase of 36,455,089 Ordinary Shares of the Issuer in September 2010 pursuant to that certain Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between the Issuer and Hanwha (the “Loaned Shares”). On July 23, 2018, the Issuer repurchased and cancelled all of such 20,062,348 Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Ordinary Shares) which have been reserved by the Issuer to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time (the “Option Reserve Shares”) and (b) the 20,062,348 Loaned Shares which were repurchased and cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Chemical Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b)☐
3.	SEC use only
4.	Source of funds (see instructions) WC, BK, OO (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) CO

(4)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha, which is a wholly-owned subsidiary of Hanwha Chemical.
(5)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 Ordinary Shares and (b) 128,101 ADSs (representing 6,405,050 Ordinary Shares). As reported in the Annual Report, as of March 31, 2018, Hanwha also held 20,062,348 Loaned Shares. On July 23, 2018, the Issuer repurchased and cancelled all of such Loaned Shares.
(6)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha, which is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 Ordinary Shares and (b) 128,101 ADSs (representing 6,405,050 Ordinary Shares). As reported in the Annual Report, as of March 31, 2018, Hanwha also held 20,062,348 Loaned Shares. On July 23, 2018, the Issuer repurchased and cancelled all of such Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

CUSIP No.: 83415U108

1.	Name of reporting person Mr. Seung-Youn Kim
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) IN

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha, which is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 Ordinary Shares and (b) 128,101 ADSs (representing 6,405,050 Ordinary Shares). As reported in the Annual Report, as of March 31, 2018, Hanwha also held 20,062,348 Loaned Shares. On July 23, 2018, the Issuer repurchased and cancelled all of such Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

All information in this Amendment No. 7 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 7 to Schedule 13D is being filed by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim with the Securities and Exchange Commission (the “SEC”) on September 23, 2010, as amended by Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 1, 2010, as further amended by Amendment No. 2 to Schedule 13D filed jointly by the Reporting Persons with the SEC on July 1, 2011, as further amended by Amendment No. 3 to Schedule 13D filed jointly by the Reporting Persons with the SEC on August 17, 2012, as further amended by Amendment No. 4 to Schedule 13D filed jointly by the Reporting Persons with the SEC on April 22, 2013, as further amended by Amendment No. 5 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 8, 2014 and as further amended by Amendment No. 6 to Schedule 13D filed jointly by the Reporting Persons with the SEC on February 6, 2015 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

ITEM 1.	Security and Issuer

The disclosure in Item 1 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The securities to which this Schedule 13D relates are the ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American Depositary Shares, each representing five Ordinary Shares (“ADSs”), of Hanwha Q Cells Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea.

ITEM 2.	Identity and Background

The disclosure in Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Schedule A, Schedule B and Schedule C referenced in Item 2 of the Initial Schedule 13D are hereby amended and restated in their entireties and replaced with Schedule A, Schedule B and Schedule C hereto, respectively, which are incorporated in this Item 2 by reference.

The last sentence of the paragraph under the heading “Hanwha Corporation” of Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Hanwha Corporation together with its affiliates hold approximately 36.30% of the outstanding common/voting shares of Hanwha Chemical.

The last sentence of the paragraph under the heading “Mr. Seung-Youn Kim” of Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Seung-Youn Kim together with its affiliates hold approximately 36.07% of the outstanding common/voting shares of Hanwha Corporation.

ITEM 4.	Purpose of Transaction.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 2, 2018, Hanwha Solar Holdings Co., Ltd. (the “Buyer”) submitted a non-binding proposal (the “Proposal”) to the board of directors of the Issuer in connection with the proposed acquisition of all of the Publicly Held Shares in a short-form statutory merger of the Issuer with the Buyer in accordance with the Cayman Islands law for cash consideration equal to US$0.18 per Share, or US$9.00 per American Depositary Share (the “Proposed Transaction”). The Buyer also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their stake in the Issuer to a third party.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Issuer and the Buyer. Neither the Issuer nor the Buyer is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Shares would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, which has been filed as Exhibit 99.1 to this statement and which is incorporated herein by reference in its entirety.

ITEM 5. Interest in Securities of the Issuer.

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)     As of the date hereof, Hanwha beneficially owns 3,910,394,778 Ordinary Shares, which includes (i) 3,903,989,723 Ordinary Shares and (ii) 128,101 ADSs (representing 6,405,050 Ordinary Shares) representing approximately 94.0% of all of the issued and outstanding Ordinary Shares. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 3,910,394,778 Ordinary Shares owned by Hanwha. Hanwha Corporation together with its affiliates hold approximately 36.30% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 3,910,394,778 Ordinary Shares owned by Hanwha. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 36.07% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the 3,910,394,778 Ordinary Shares owned by Hanwha.

For purposes of this Schedule 13D, the Reporting Persons based the number of outstanding Ordinary Shares on an aggregate of 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

(b)       Hanwha Solar Holdings Co., Ltd.:

(1)	Sole Voting Power: 3,910,394,778
(2)	Shared Voting Power: 0
(3)	Sole Dispositive Power: 3,910,394,778
(4)	Shared Dispositive Power: 0

Hanwha Chemical Corporation:

(1)	Sole Voting Power: 3,910,394,778
(2)	Shared Voting Power: 0
(3)	Sole Dispositive Power: 3,910,394,778
(4)	Shared Dispositive Power: 0

Hanwha Corporation:

(1)	Sole Voting Power: 3,910,394,778
(2)	Shared Voting Power: 0
(3)	Sole Dispositive Power: 3,910,394,778
(4)	Shared Dispositive Power: 0

Seung-Youn Kim:

(1)	Sole Voting Power: 3,910,394,778
(2)	Shared Voting Power: 0
(3)	Sole Dispositive Power: 3,910,394,778
(4)	Shared Dispositive Power: 0

(c)       The information in Item 4 above is incorporated herein by reference.

(d)       Not applicable.

(e)       Not applicable.

ITEM 7. Material to Be Filed as Exhibits.

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 99.1*	Joint Filing Agreement, dated as of September 17, 2010, between Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim.

Exhibit 99.2*	Share Purchase Agreement, dated as of August 3, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation.

Exhibit 99.3*	Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.4*	Share Purchase Agreement, dated as of August 3, 2010, by and between Good Energies II LP and Hanwha Chemical Corporation.

Exhibit 99.5*	Share Purchase Agreement, dated as of August 3, 2010, by and between Yonghua Solar Power Investment Holding Ltd. and Hanwha Chemical Corporation.

Exhibit 99.6*	Shareholder Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.7*	Assignment and Assumption Agreement, dated as of September 6, 2010, by and between Hanwha Chemical Corporation and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.8#	Subscription Agreement, dated as of November 9, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.9**	Power of Attorney, dated August 17, 2012, by and between Seung-Youn Kim and Ki-Joon Hong.

Exhibit 99.10***	Share Purchase Agreement, dated as of December 8, 2014, by and among Hanwha SolarOne Co., Ltd., Hanwha Solar Holdings Co., Ltd. and Hanwha Q CELLS Investment Co., Ltd.

Exhibit 99.11‡	Amended and Restated Shareholder Agreement, dated as of December 8, 2014, by and between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd .
Exhibit 99.12‡‡	Proposal to the Issuer, dated August 2, 2018

*	Incorporated by reference to the exhibits to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 23, 2010.
#	Incorporated by reference to the exhibits to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on December 1, 2010.
**	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on August 17, 2012.
***	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on December 8, 2014.
‡	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on February 6, 2015.
‡‡	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2018	HANWHA SOLAR HOLDINGS CO., LTD.

/s/ Sang-Heum Han
	Name:	Sang-Heum Han
	Title:	Director

Dated: August 2, 2018	HANWHA CHEMICAL CORPORATION

/s/ Chang-Bum Kim
	Name:	Chang-Bum Kim
	Title:	Chief Executive Officer

Dated: August 2, 2018	HANWHA CORPORATION

/s/ Tae-Jong Lee
	Name:	Tae-Jong Lee
	Title:	Chief Executive Officer

Dated: August 2, 2018	/s/ Seung-Youn Kim
SEUNG-YOUN KIM

SCHEDULE A

Directors and Executive Officers of Hanwha Solar Holdings Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Sang-Heum Han, Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Head Officer of Corporate Planning Division Unit of Hanwha Chemical Corporation	Korea
Mr. An -Sik Yoon, Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Chief Finance Officer of Hanwha Chemical Corporation	Korea
Mr. Sang-Hoon Kim, Director	Hanwha Q CELLS (Qidong) Co., Ltd. 888 Linyang Road, Qidong Jiangsu 226200, China	Head Officer of Hanwha Q CELLS (Qidong) Co., Ltd.	Korea
Mr. Koo-Yung Lee, Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Head Officer of Business Strategy Division Unit of Hanwha Chemical Corporation	Korea
Mr. Jung-Pyo Seo, Director	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Chief Finance Officer of Hanwha Q CELLS Co., Ltd.	Korea

SCHEDULE B

Directors and Executive Officers of Hanwha Chemical Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Chang-Bum Kim, Executive Vice Chairman & Chief Executive Officer	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Executive Vice Chairman & Chief Executive Officer of Hanwha Chemical Corporation,	Korea
Mr. Sang-Heum Han, Head Officer of Corporate Planning Division Unit	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Head Officer of Corporate Planning Division Unit of Hanwha Chemical Corporation,	Korea
Mr. Cho Won Chief Officer of PO Business Division Unit	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Chief Officer of PO Business Division Unit of Hanwha Chemical Corporation	Korea
Mr. An -Sik Yoon, Chief Finance Officer	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Chief Finance Officer of Hanwha Chemical Corporation	Korea
Mr. Moon-Sun Kim, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Director of Chosun Media Research Center	Korea
Mr. Kwang-Min Rhy, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Director of Daehan Oil Pipeline Corporation, Lawyer of Youngjin Law Firm	Korea
Mr. Seok-Hee Park, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	N/A	Korea
Mr. Man-Kyu Choi, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Director of SKC KOLON PI, Inc.	Korea
Mr. Sae-Rae No, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Director of LamJungtech	Korea

SCHEDULE C

Directors and Executive Officers of Hanwha Corporation

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Tae-Jong Lee, Chief Executive Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Representative Director, Defense Division of Hanwha Corporation	Korea
Mr. Kyeong-Seak Ok, Chief Executive Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Representative Director, Explosives Division of Hanwha Corporation	Korea
Mr. Youn-Chul Kim, Chief Executive Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Representative Director, Machinery Division of Hanwha Corporation	Korea
Mr. Min-Suhk Lee, Chief Executive Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Representative Director, Trade Division of Hanwha Corporation	Korea
Mr. Eui-Don Hwang, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Former Chief of Staff, Korean Army	Korea
Mr. Seok-Hoon Kang, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Managing Partner, Yulchon Law, Korea	Korea
Mr. Chang-Lok Kim, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Former Governor of Korea Development Bank	Korea
Mr. Yong-Koo Kim, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Former Representative Director of Daewoo Telecom	Korea
Mr. Kwang-Hun Lee, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu 04541 Seoul , Korea	Former Deputy Director of Hanwha General Insurance	Korea